Exhibit 4.52

Power of Attorney

I, Ouyang Zhengyu, a PRC citizen whose ID number is 362428197707192733, hereby irrevocably authorize Mr. Fan Tai to exercise the following rights during the term of this Power of Attorney:

Fan Tai may, on my behalf, exercise all the voting rights as a shareholder of Beijing Lei Ting Wu Ji Network Technology Co., Ltd. (“the Company”) by law and by articles of association in shareholders meeting of the Company with all powers, including but not limited to, sale or transfer of all or part of the shares in the Company and assignment and appointment of the directors and general manager of the Company as an authorized representative.

The above-mentioned authorization and attorney are based on the following assumptions: Mr. Fan Tai is an employee of Puccini Network Technology (Beijing) Ltd. and Puccini Network Technology (Beijing) Ltd. approves of such authorization and attorney. Once Mr. Fan Tai is no longer employed by Puccini Network Technology (Beijing) Ltd. or Puccini Network Technology (Beijing) Ltd. gives a written notice of replacing its attorney, I shall forthwith recall the attorney and authorization herein and appoint/authorize other employees assigned by Puccini Network Technology (Beijing) Ltd. to exercise all the voting rights owed by a shareholder of the Company in the shareholders meeting on our behalf.

The term of this Power of Attorney is 10 years from the execution date unless the Business Operation Agreement among Puccini Network Technology (Beijing) Ltd., Beijing Lei Ting Wu Ji Network Technology Co., Ltd., Mr. Fan Tai and I is terminated before expiry whatsoever.

Signed by Ouyang Zhengyu

/s/ Ouyang Zhengyu

Date: September 28, 2005